Rockchip and SMIC in commercial production of 65-nm multimedia chips

Shanghai  [2010-11-29]

Fuzhou Rockchip Electronics Co., Ltd. (hereinafter referred to as “Rockchip”), a leading Fabless Semiconductor company and mobile-internet SOC solution provider, today announced that its design of a high-end digital-analog mixed SOC chip has successfully entered into commercial production at Semiconductor Manufacturing International Corporation (“SMIC”, NYSE: SMI and SEHK: 0981.HK) using SMIC’s 65-nm Low-Power process.

The Rockchip RK Cayman series solution platform, based on ARM9 and DSP dual-core processors, adopts a number of SMIC’s self-developed 65-nm IPs and is a highly-integrated, programmable, and high-performance digital-analog mixed SOC chip. The chip supports 24bit/1K ECC (error checking and correcting), NAND, eMMC, and SPI (Single Program Initiation). With the built-in EPD (Electrophoretic Displays) driver, the chip can support a variety of EPD displays and various formats of 720P video playback. The chip also adopts Synopsys’ USB PHY, PHY I/O and USB 2.0 IP and features an OTG (On-The-Go) function that makes data exchange with other mobile devices quick and easy. The RK Cayman series is targeted for use in MP3, MP4, e-book reader, and other digital consumer product markets.

“Rockchip, with its strong R&D focus, continues to dedicate its in-house development to innovated products and solutions. The RK Cayman chip has a strong computing and video playback capability. The chip also supports CMMB, ISDB, mobile TV and other multimedia features. The camera interfaces also enable video and photo capabilities,” said Feng Cheng, Vice President of Rockchip. “SMIC’s 65-nm platform provides customers solutions with more reliability, stability, and lower costs, and thus significantly enhances our market competitiveness. The success of the RK Cayman chip marks a meaningful milestone for both parties.”

Chris Chi, Senior Vice President and Chief Business Officer of SMIC, said: “The successful collaboration with Rockchip, the leading semiconductor and SOC chip provider in China, further consolidates SMIC’s leadership position in the relevant 65-nm multimedia market. SMIC will continue with the R&D of our 65-nm platform to better serve China’s rapidly growing consumer electronics market.”

About Rockchip

Fuzhou Rockchip Electronics Co., Ltd. is a China leading fabless semiconductor company and mobile-internet SOC solution provider founded in November 2001 and headquartered in Fuzhou. Rockchip focuses on mobile Internet chip design solutions with products targeted for personal mobile Internet terminals (smart-phone/MID/e-book readers) and portable multimedia entertainment terminals (MP3/MP4). Rockchip, with its strong R&D capability, is dedicated to develop proprietary innovative products and has been adopted by many prominent domestic and international corporations. The company owns multiple independent intellectual property rights, and has been awarded the “Best Market Performance Award” for three consecutive years and the “Best Design Award” in 2009.

For more information, please refer to:

http://www.rock-chips.com

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen, and an in-house assembly and testing facility in Chengdu. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.
For more information, please visit www.smics.com

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements regarding the expected benefits of the cooperation, are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on June 29, 2010, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For more information, please contact:

Mr. Peter Lin
Public Relations
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com
Ms Angela Miao
Public Relations
Tel: +86-21-3861-0000 x10088
Email: Angela—Miao@smics.com